August 4, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Brookfield Infrastructure Corporation

Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-4

File Nos. 333-253365, 333-253365-01

Dear Mr. Dougherty:

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. hereby withdraw the request for acceleration of the effectiveness of the above referenced joint Registration Statement on Form F-4 (File Nos. 333-253365, 333-253365-01), as amended, filed on August 3, 2021.

Please contact David Johansen at (212) 819-8509 of White & Case LLP, with any questions you may have.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ David Krant
Name: David Krant
Title: Chief Financial Officer

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary